PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY, NEWARK, NEW JERSEY

RETURN OF ADJUSTED PURCHASE PAYMENTS DEATH BENEFIT RIDER

This Rider is made part of your Annuity. For purposes of this Rider, certain provisions of your Annuity are amended as described below. If the terms of your Annuity and those of this Rider conflict, the provisions of this Rider shall control. Should this Rider terminate, any amended or replaced Annuity provisions based on this Rider’s terms will revert to the provisions in the Annuity, except as may be provided below.
This Rider will terminate upon assignment or a change in ownership of your Annuity unless the new assignee or Owner meets the qualifications specified in the Termination provision. This Rider may not be re-elected after it terminates. The benefit provided pursuant to the terms of this Rider is a “Return of Adjusted Purchase Payments Death Benefit." This Rider should be read in conjunction with any other Rider or Endorsement made a part of your Annuity.

Effective Date: The Effective Date of this Rider is shown in the Return of Adjusted Purchase Payments Death Benefit Schedule Supplement.

Definitions:

Adjusted Purchase Payments: For purposes of calculating the Death Benefit offered under this Rider, “Adjusted Purchase Payments” means Purchase Payments we receive, less any fees, charges or Tax Charges we deduct prior to allocation to the Investment Options you select.

Withdrawals: Withdrawals of any type (including Partial Withdrawals) before the application of any Contingent Deferred Sales Charge or other charge upon a Withdrawal as applicable.

Death Benefit: If we receive Due Proof of Death, the Death Benefit of the Annuity equals the greater of (a) and (b), where:

(a)is the “Return of Adjusted Purchase Payments Amount” described below; and
(b)is the Basic Death Benefit described in the “Death Benefit” section of the Annuity.

Return of Adjusted Purchase Payments Amount: Initially, this is an amount equal to the Account Value on the Effective Date of this Rider. Thereafter, on each Valuation Day, up to and including the date we receive Due Proof of Death, the Return of Adjusted Purchase Payments Amount is increased by the amount of any additional Adjusted Purchase Payments allocated to the Annuity on that day and reduced for any Withdrawal(s) by the ratio of the Withdrawal amount to the Account Value immediately prior to the withdrawal.

Other Death Benefit Provisions: The provisions applicable to the Death Benefit described in your Annuity regarding eligibility, limits of applicability, methods of payment to Beneficiaries or any other provision regarding the Death Benefit, other than the method of calculation of the Death Benefit, continue to apply unless specifically indicated otherwise in this Rider.

Spousal Continuation: If the Annuity is eligible for Spousal Continuation and Spousal Continuation occurs, upon Spousal Continuation the Account Value is increased, if necessary, to equal the greater of the (1) Return of Adjusted Purchase Payments Amount and (2) the Basic Death Benefit described in the Annuity.

Any increase to the Account Value resulting from such adjustment will be allocated on a pro-rata basis to the Sub-accounts to which your Account Value is then allocated, excluding any Sub-accounts to which you are not permitted to electively allocate or transfer Account Value. If the Account Value in such “elected” Sub-accounts is zero, we will allocate the additional amount to a money market Sub-Account.

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Following Spousal Continuation, we reset the Return of Adjusted Purchase Payment Amount to equal the Account Value, including any increase described above, as of the date of Due Proof of Death of the decedent, for purposes of calculating any subsequent Death Benefit.
Charge for the Rider: The charge is assessed on each Valuation Day at the daily equivalent of the applicable rate. On the Effective Date, the applicable rate is as shown in the Schedule Supplement. The applicable rate is added to the Insurance Charge for the Annuity and then reflected in the calculation of the Net Investment Factor of the Annuity to which this Rider is attached. The charge is assessed until we receive Due Proof of Death of the decedent, unless Spousal Continuation occurs, or until the Rider terminates for any of the reasons cited in “Termination of this Rider” below. See the “Account Value” section of the Annuity for a description of how the charge is applied.

Investment Requirements: While this Rider is in effect, your entire Account Value must be allocated to only those Investment Options we permit. In addition, you may be required to maintain all or a portion of your Account Value in accordance with an asset allocation model.

If, subsequent to your election of this benefit, we change our requirements as to how Account Value must be allocated, that new requirements will apply to new elections of the benefit. We will not require you to re-allocate your Account Value in accordance with our newly-adopted investment requirements.

Purchase Payment(s) Limitation: While this Rider is in effect, we may limit, restrict, suspend or reject any additional Purchase Payments on a non-discriminatory basis. Circumstances where we may limit, restrict, suspend or reject additional Purchase Payments include:

•our ability to manage our financial risk based on market and/or economic conditions; or
•if we are not then offering this benefit for new issues; or
•if we are offering a modified version of this benefit for new issues.

We will exercise such reservation of right for all annuity purchasers in the same class of annuity, in a non-discriminatory manner.

Termination of this Rider and its Benefits: Benefits pursuant to this Rider will terminate upon the first to occur of the following events:

1)the Annuity’s Death Benefit is determined, unless the Annuity is eligible for Spousal Continuation and Spousal Continuation is elected;

2)a request to change the Owner(s) or (or Annuitant if entity owned) more than 60 days after the Effective Date, resulting in a change in the person(s) upon whose death a Death Benefit is determined, other than when the Annuity is jointly owned and one of the Owners remains the Owner is processed;

3)an assignment of the Annuity to which this Rider is made a part is requested;

4)the date the Account Value, if any, is transferred in order to begin Annuity Payments;

5)the date we receive your request for Surrender;
6)if your Account Value reduces to zero.

7)the date you first allocate or transfer any portion of your Account Value to any Investment Options to which you are not permitted to electively allocate or transfer Account Value.

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
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Secretary
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